Exhibit 99.1

Financial Times, 10.06.2021

BioNTech prepares expansion into Africa alongside EU

By Erika Solomon in Berlin and Sam Fleming in Brussels

BioNTech is planning a push into Africa, aiming to establish mRNA vaccine production facilities on the continent as part of a long-term effort to tackle diseases beyond COVID-19.

The German biotech’s plans come as the EU moves to bolster vaccine manufacturing capacity in Africa, which imports more than 99% of the jabs it uses.

BioNTech co-founder and chief executive Ugur Sahin outlined the effort on a joint video call with Ursula von der Leyen, European Commission president, ahead of the G7 summit in Cornwall.

“From the technology side, there is no reason why [vaccine production in Africa] should not be possible,” Sahin told the Financial Times. “And because there’s no reason any more, we have to make it possible.”

Von der Leyen said the EU wanted to help foster a “strong initiative to invest in mRNA, together with our African partners”, adding that it was important that the technology is brought to the continent. “We are joining forces in a way that everyone brings in the best competences they have.”

Africa, and many of the diseases that afflict populations, such as malaria, has long been neglected by the pharmaceutical industry in favour of research into more profitable medications.

Now wealthy nations and companies are under intense pressure to boost the availability of COVID-19 vaccines on the continent. Only 39m jabs have been administered in Africa so far — just over 2% of global vaccinations.

Last month the EU and the drugs industry were wrong-footed when the Biden administration called for an outright patent waiver to expand global vaccine access to the shots and save lives. Brussels has countered that the focus should rather be on the removal of export restrictions, the expansion of production, and the use of existing intellectual property rules to allow necessary patent licensing.

Washington will also announce new commitments to lower-income countries ahead of the G7 summit, with plans to purchase 500m doses of the BioNTech/Pfizer jabs at cost and donating them to the COVAX scheme, backed by the World Health Organization.

But developing vaccine manufacturing in Africa will take time. Sahin said he aimed for BioNTech to have found and trained a partner in Africa to “fill and finish” vaccine doses in around 12 months, which would enable the continent to import vaccines in bulk.

Establishing capacity for the earlier, more technical stages of manufacturing, when mRNA is produced and then combined with lipid nanoparticles, would likely take about four years, he said.

Advocates of mRNA argue that the new technology, which only had its first big breakthrough with the development of coronavirus vaccines, could be an extremely useful tool to fight disease in developing countries. Facilities producing mRNA can be adjusted within weeks to make different vaccines, and can usually produce larger amounts in much smaller facilities.

BioNTech has revised production targets for its COVID-19 vaccine, developed with US pharmaceutical company Pfizer, up to 3bn from 2.5bn for 2021, but the majority will be sent to higher and middle-income countries. About 1bn of those doses are expected to be sold at-cost for lower-income nations.

An mRNA vaccine for tuberculosis, which the German biotech is developing with support from the Gates Foundation, is likely to be one of the first potential candidates for African production. BioNTech is currently aiming to start clinical trials for the treatment within a year, Sahin said. “HIV is a difficult beast,” he added. “So that comes last for vaccine development.”

All of BioNTech’s future facilities in Africa would produce treatments at non-profit rates, for middle and low-income countries, Sahin said.

Von der Leyen, who last month announced a plan to invest €1bn in vaccine production in Africa, said she believed the African Union’s goal of producing 60% of the continent’s vaccine consumption within the continent by 2040 was both do-able and realistic. The EU plans to invest in strengthening the regulatory framework in Africa, helping boost local skills and universities, and building on an existing clinical trial network targeted at infectious diseases.

“We need to join forces here,” she said, adding that the EU was in discussions with countries including Senegal, South Africa, Rwanda and Ghana. Support from institutions such as the European Investment Bank would help incentivise investment as the EU took on some of the risk, she added.

At the G7 summit where leaders will discuss ways of broadening the availability of COVID-19 vaccines, Von der Leyen is likely to call on more countries to increase their exports to other parts of the world. By the end of the week the EU will have produced 700m doses of COVID-19 vaccines, of which around 350m have been exported, she said.

“We would be really happy if other vaccine producers would follow our example, because then it would be a completely different situation where fair distribution of vaccines is concerned.”

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements

This statement contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine (including a potential second booster dose of BNT162b2 and/or a potential booster dose of a variation of BNT162b2 having a modified mRNA sequence); our expectations regarding the potential characteristics of BNT162b2 in our clinical trials and/or in commercial use based on data observations to date; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the expected time point for additional readouts on efficacy data of BNT162b2 in our clinical trials; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timing for submission of data for, or receipt of, any marketing approval or Emergency Use Authorization; BioNTech’s plans for expansion of its manufacturing capacity and capabilities, facilities, and geographical presence; and the ability of BioNTech to supply the quantities of BNT162 to support clinical development and market demand, including our production estimate for 2021 as well as the timing and expectations of manufacturing capacities of the manufacturing network. Any forward-looking statements in this statement are based on BioNTech’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: competition to create a vaccine for COVID-19; the ability to effectively scale our productions capabilities; and other potential difficulties.

Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual Report on Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

BioNTech Contacts:

Media Relations

Jasmina Alatovic

+49 6131 9084-0

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de

5